UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VALENS SEMICONDUCTOR LTD.

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

M9607U115

(CUSIP Number)

November 19, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M9607U115	13G	2

1	NAMES OF REPORTING PERSONS Linse Capital VAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This statement on Schedule 13G is filed by Linse Capital VAL, LLC (“Linse VAL”), Linse Capital LLC (“Linse Capital”) and Michael Linse (“Linse,” together with Linse VAL and Linse Capital, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. M9607U115	13G	3

1	NAMES OF REPORTING PERSONS Linse Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,812,346 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,812,346 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,812,346 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.65% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	All of the shares are held by Linse Capital. Linse is the managing director of Linse Capital and may be deemed to have an indirect beneficial ownership of such shares.
(3)

The percentages set forth on the cover sheets are calculated based on 106,288,694 Ordinary Shares outstanding as of September 30, 2024, as reported in Exhibit 99.1 of the Issuer’s Form 6-K filed with the SEC on November 7, 2024.

CUSIP No. M9607U115	13G	4

1	NAMES OF REPORTING PERSONS Michael Linse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 60,925
	6	SHARED VOTING POWER 2,873,271 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,873,271 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,873,271 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.70% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

2,812,346 shares are held by Linse Capital and 60,925 shares are held by Linse in his personal capacity as a director of the Issuer. Linse is the managing director of Linse Capital. Linse possesses the power to direct the voting and disposition of the shares owned by Linse Capital and may be deemed to have an indirect beneficial ownership of such shares.

(3)

The percentages set forth on the cover sheets are calculated based on 106,288,694 Ordinary Shares outstanding as of September 30, 2024, as reported in Exhibit 99.1 of the Issuer’s Form 6-K filed with the SEC on November 7, 2024.

CUSIP No. M9607U115	13G	5

This Statement represents Amendment No. 1 to the Schedule 13G (the “Original Schedule 13G”) originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on February 11, 2022. All capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13G.

Item 1(a). Name of Issuer:

Valens Semiconductor Ltd.

Item 1(b). Address of Issuer’s Principal Executive Officers:

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

Item 2(a). Name of Person(s) Filing:

Linse Capital VAL, LLC (“Linse VAL”)

Linse Capital LLC (“Linse Capital”)

Michael Linse (“Linse”)

Item 2(b). Address of Principal Business Office:

Linse Capital LLC

53 Calle Palmeras, Suite 601

San Juan, Puerto Rico 00901

Item 2©. Citizenship:

Linse VAL Linse Capital	Delaware, United States of America Delaware, United States of America
Linse	United States of America

Item 2(d). Title of Class of Securities:

Ordinary Shares, No Par Value

Item 2(e). CUSIP Number:

M9607U115

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a). Amount Beneficially Owned:

Item 4(b). Percent of Class:

Item 4(c). Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13G is provided as of November 19, 2024:

CUSIP No. M9607U115	13G	6

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership(1)	Percentage of Class (1, 4)
Linse VAL	0	0	0	0	0	0	0%
Linse Capital (2)	0	0	2,812,346	0	2,812,346	2,812,346	2.65%
Linse (3)	60,925	60,925	2,873,271	0	2,873,271	2,873,271	2.70%

(1)

Represents the number of shares of Ordinary Shares and the number of shares of Ordinary Shares issuable upon exercise of options, warrants and other convertible securities that are exercisable within 60 days of the date of this statement on Schedule 13G (“Securities”) currently beneficially owned by the Reporting Persons.

(2)	All of the shares are held by Linse Capital. Linse is the managing director of Linse Capital and may be deemed to have an indirect beneficial ownership of such shares.
(3)

2,812,346 shares are held by Linse Capital and 60,925 shares are held by Linse in his personal capacity as a director of the Issuer. Linse is the managing director of Linse Capital. Linse possesses the power to direct the voting and disposition of the shares owned by Linse Capital and may be deemed to have an indirect beneficial ownership of such shares.

(4)

The percentages set forth on the cover sheets are calculated based on 106,288,694 Ordinary Shares outstanding as of September 30, 2024, as reported in Exhibit 99.1 of the Issuer’s Form 6-K filed with the SEC on November 7, 2024

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

Not applicable.

CUSIP No. M9607U115	13G	7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2024

LINSE CAPITAL VAL, LLC

By:	Linse Capital LLC
a Delaware limited liability company and Manager of Linse Capital VAL, LLC

By:	/s/ Michael Linse
Michael Linse, Managing Director

LINSE CAPITAL LLC

By:	/s/ Michael Linse
Michael Linse, Managing Director

/s/ Michael Linse
Michael Linse

Exhibit(s):

99.1: Joint Filing Statement